United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release Vale on Ferrous Resources operations Rio de Janeiro, August 15th, 2019 - Vale S.A. informs that it has decided on this date to temporarily halt the operation of the Viga concentration plant of Ferrous Resources do Brasil, whose acquisition was announced on August 1st, 2019, as it identified an inconsistency in the documents related to the operation permit from the municipality of Jeceaba. The operations at the Viga mine are not affected by this decision and will continue as usual. Vale emphasizes that Ferrous complies with all the requirements for the issuance of the operation permit and that it shall resume its full operations when the documentation is deemed appropriate. The operation permit bears no relation to the safety of the tailings dam or the Ferrous operations. The estimated impact of the temporary halting of Ferrous operations is approximately 330 thousand ton of iron ore production per month. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Julio Molina: julio.molina@vale.com Luciana Goes: luciana.goes@vale.com Luiza Caetano: luiza.caetano@vale.com Pedro Terra: pedro.terra@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 15, 2019		Director of Investor Relations